

May 17, 2012

<u>Via E-mail</u>
David Garrity
Chief Financial Officer
Aspen Group, Inc.
720 South Colorado Boulevard, Suite 1150N
Denver, CO 80246

> **Re: Aspen Group, Inc.**
> **Form 8-K**
> **Filed March 19, 2012**
> **Amendment No. 1 to Form 8-K**
> **Filed May 7, 2012**
> **File No. 333-165685**

Dear Mr. Garrity:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 8-K filed March 19, 2012</u>

<u>Exhibit 99.1</u>

<u>Notes to the Financial Statements, page F-7</u>

<u>Note 4. Secured Accounts and Notes Receivable – Related Party, page F-13</u>

1. We refer to your responses to comments 29 and 30 from our letter dated April 13, 2012. Based on your responses, the amounts related to improper cash advances to your former Chairman should have been recorded as a loss due to misappropriation of assets rather than a receivable. Accordingly, the loss should have been recorded in a separate line

item (e.g. Loss due to Misappropriation) in non-operating income (loss) for each of the years the misappropriation occurred in the amounts you specified in response to comment 29. Accordingly, please amend your financial statements to remove the receivable from your books for all periods presented. To the extent cash is collected in the future, the company may record it as a recovery against the loss. Refer to FASB ASC 450-30.

2. We refer to your response to comment 31 from our letter dated April 13, 2012. The directors' pledge of stock should not be considered in determining whether to record the misappropriated assets as a receivable. Rather, it should be considered a separate transaction. If the directors' pledged stock is ultimately transferred to the company, it should be accounted for as a capital transaction. Please revise your financial statements and references throughout the document to characterize the pledged stock as a separate transaction, describe the business reasons underlying the directors' stock pledge and disclose the board of directors' responsibility to relinquish the pledged stock to the company, similar to your response.

Amendment No. 1 to Form 8-K filed May 7, 2012

"Our failure to comply with regulations of various states…" page 50

3. We note your response to comment 5 from our letter dated April 13, 2012 and your revised disclosure on page 16. Please revise your disclosure on page 51 to remove the reference to your submission of applications for approval or exemption in only 12 states.

Related Person Transactions, page 85

4. We note your disclosure that if HEMG and Mr. Spada "meet their sales obligations under the April Agreement," Aspen will allow them to sell 500,000 shares which are subject to the parties' lock up agreement. Please clarify the nature of these sales obligations. We also note that Section 2 of the letter agreement filed as Exhibit 10.19 references the delivery of executed stock purchase agreements for each purchaser of "Additional Purchased Shares." Please clarify why, if Aspen purchases such additional shares from HEMG, HEMG would be required to deliver executed purchase agreements for such shares to Aspen.

Security Ownership of Certain Beneficial Owners and Management, page 89

5. We note the reference in Section 5 of the letter agreement filed as Exhibit 10.19, to a claim by Aspen University Inc. that 131,500 shares of its common stock were transferred by Aspen University Inc. or HEMG in 2010 when there were not sufficient authorized shares for such transfer. Please expand your disclosure in footnote 8 of this table and in your risk factors, if applicable, to address the issuance and current ownership of these shares, as well as any disputes related to the same.

6. We note that this table has 9 footnotes, but only the first 4 footnotes are referenced in the table. Please revise.

You may contact Leigh Ann Schultz, Staff Accountant at (202) 551-3628 or Ivette Leon, Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor at (202) 551-3367 or Paul Fischer, Attorney-Advisor at (202) 551-3374 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: <u>Via E-mail</u>
    Michael D. Harris, Esq.